UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

RESOLUTIONS ADOPTED IN THE

GENERAL ORDINARY SHAREHOLDERS MEETING OF

GRUPO AEROPORTUARIO DEL PACIFICO, S.A. DE C.V.

Guadalajara, Jalisco, Mexico, May 26, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today the following resolutions adopted at the General Ordinary Shareholders’ Meeting held yesterday, May 25, 2006:

1 - Approval of the four directors and their corresponding alternates, as proposed by the Series BB shareholders in accordance with their rights, as follows:

- Mr. Eduardo Sanchez Navarro Redo as board member with Mrs. Laura Diez Barroso Azcárraga as his alternate;

- Mr. Javier Marín San Andrés as board member with Mr. Rodrigo Marabini Ruiz as his alternate;

- Mr. Demetrio Ullastres Llorente as board member with Mr. Manuel García Buey as his alternate; and

- Mr. Carlos Laviada Ocejo as board member with Mr. Vicente Emilio Alonso Diego as his alternate.

2 - It is noted that Nacional Financiera did not propose to appoint a member of the Company’s Board of Directors since at this date it no longer participates as a shareholder of the group.

3 - It is noted that no Series B shareholder or group of shareholders holding at least 10% (ten percent) of the corporate equity of the Company, proposed any candidates to the board of directors.

4 - It is noted that no Series B shareholder or group of shareholders holding at least 10% (ten percent) of the Company’s equity have come forth.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

5 - The approval that the Company’s board of directors shall be integrated by eleven board members and their alternates that the Series BB shareholders are entitled to appoint, as of this date and insofar as this meeting does not decide otherwise.

6 - Approval of the appointments of Messrs. Francisco Glennie y Graue, Francisco Javier Fernández Carbajal and José Manuel Rincón Gallardo Purón as independent members of the Board of Directors.

Moreover, the approval of the appointment of Messrs. Luis Tellez Kuenzler, Augusto Sergio Paliza Valdez; Ernesto Vega Velasco and Enrique Castillo Sanchez Mejorada as independent members of the Board of Directors.

The board of directors will consist of the following members:

Directors	Alternates

Eduardo Sánchez Navarro Redo	Laura Diez Barroso Azcárraga
Javier Marín San Andrés	Rodrigo Marabini Ruiz
Carlos Laviada Ocejo	Vicente Emilio Alonso Diego
Demetrio Ullastres Llorente	Manuel García Buey

Francisco Glennie y Graue

Francisco Javier Fernandez Carbajal

Jose Manuel Rincón Gallardo Purón

Luiz Tellez Kuenzler

Sergio Paliza Valdez

Ernesto Vega Velasco

Enrique Castillo Sánchez Mejorarda

It is mentioned that the members of the board of directors meet the requirements established by the Mexican Stock Exchange Regulations (“Ley del Mercado de Valores”) and therefore, may be considered as independent members of the Board of Directors for all legal purposes.

7 – Approval of the resolutions imposed by the Nominations and Compensations Committee for the members of the Board of Directors to guarantee the performance of their duties.

8 – Approval of Mr. Mario Roberto Martínez Guerrero as Secretary of GAP’s board of directors and Mr. José Alejandro Casas González, corporate officer in charge of overseeing the board of directors appointed as per the proposal of the Series BB shareholders.

9 - Approval of Mr. Francisco Glennie y Graue as a member of the Board of Directors appointed by the Series B shareholders to become a part of the Company’s Nominations and Compensations Committee.

10 – Approval of the substitution of the alternate member for Mr. Francisco Glennie y Graue in the Nominations and Compensations Committee, which was previously held by Mr. Carlos Laviada Ocejo, and will now he held by Mrs. Laura Diez Barroso Azcarraga.

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11 - Approval of the proposal of the Nominations and Compensations Committee that the compensation of the members of the Board of Directors that are not appointed by the Series BB shareholders shall continue being those that were approved at the Shareholder Meeting held February 7, 2006.

The members of the Board of Directors of the Series BB shares have waived their receipt of any compensation.

12 - The proposal of the Company’s Nominations and Compensations Committee regarding the compensation of the members of the Board of Directors that are not appointed by Series BB shareholders who participate in the Audit, Operating, Acquisitions and Agreements, and Nominations and Compensations Committees, is approved.

13 - The designation of Carlos del Río Carcaño, Rodrigo Guzmán Perera, Mario Roberto Martínez Guerrero and Sergio Enrique Flores Ochoa as delegates in order that each of them is authorized, as necessary, to appear before any notary public to register the resolutions adopted at this shareholders’ meeting; to make any publications necessary to comply with the resolutions adopted at this shareholders’ meeting and with applicable laws and regulations; to present any required information to the Comisión Nacional Bancaria y de Valores, the Bolsa Mexicana de Valores, S.A. de C.V., INDEVAL or any other entity or institution; and to take any other actions that they consider necessary to give effect in their entirety to the resolutions adopted at this shareholders’ meeting.

***

Description of the Company:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo in addition to six other medium-size cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. On February 2006, the shares of GAP were listed in the New York Securities Exchange under the symbol “PAC” and in the Mexican Stock Exchange under the symbol “GAP”.

This press communication may contain in the statements some estimates. These statements are non-historical facts, and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors may cause that the actual results could be materially different to the current expectations.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 30, 2006